FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of February 2009
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine – BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Fourth Quarter
and Full Year 2008 Results
Strong Q4, Leading to Record Year with Net Income at $503M, up 47%
2008 Operating Cash Flow: $1.31B, up 48%
All Financial Objectives Achieved
PARIS, France – February 26 2009 – CGGVeritas (ISIN: 0000120164 – NYSE: CGV) announced today that its Board of Directors approved the fourth quarter and full year 2008 consolidated accounts. All comparisons are made on a year-on-year basis unless otherwise stated.
Q4 2008 Financial Performance:
▪	Group revenue was up 19% to $1.041 billion. Group operating income reached $199 million, up 6%, a 19% operating margin[1].
-	Sercel revenue grew by 30% to a record $333 million as demand for 428XL land technology continued to strengthen. Operating margin was 33%.

-	Services revenue rose 9% to $696 million, driven by high marine utilization rates and strong multi-client prefunding. Operating margin was 20%.
▪	Net income was $164 million, up 69%. Earnings per ADS was $1.19. Expressed in Euros, net income was up 77% to €119 million. Earnings per share (EPS) was €0.86.

▪	Net free cash flow was $293 million.
Operating income includes a nonrecurring charge of $34 million related to unrealized losses on investment in OHM.
Wavefield was consolidated into the accounts as of December 31 following the successful completion of our exchange offer on December 19.
Year 2008 Financial Performance:
▪	Group revenue was up 18% to $3.850 billion. Group operating income rose 19% to $800 million. Operating margin reached 21% of revenue.
-	Sercel operating margin was 32%, above our 30% target.

-	Services operating margin was 20%, in-line with target.
▪	Net income increased by 47% to $503 million. Per ADS, net earnings reached $3.57. Net income in Euros was €340 million, up 36%, reaching 13% of consolidated revenue. Earning per share (EPS) was €2.41.

▪	Operating cash flow for the year was $1.310 billion, up 48%. Free cash flow after capital spending, financial charges and before acquisitions was $452million.

▪	Net debt/equity ratio was reduced to 35% at year-end (after Wavefield acquisition), in-line with target.

▪	Backlog as of February 1, 2009 was solid at $1.98 billion with $1.6 billion allocated to 2009 activities.

[1]	Operating margin is the sum of operating income and income from equity investments divided by total operating revenue.

CGGVeritas Chairman & CEO, Robert Brunck commented:
“I am very pleased to report that in 2008, despite a more challenging market during the last part of the year, we were able to achieve record performance, meet all our financial objectives, further grow the company mainly through the acquisition of Wavefield and strengthen our position.
The technological and commercial leadership of Sercel is more and more established. Customers around the world are increasingly selecting our Services highly-advanced technologies, such as: HPVATM and V1TM in Land, our high-end marine acquisition, unique wide-azimuth data library in the Gulf of Mexico and our RTM and CBM software technology for depth processing and imaging.
We currently expect that E&P spending will be reduced by around 10 to 15% in 2009. Outlook for seismic can be characterized by a softer market with low visibility especially in the second half. We are well prepared to manage these constraints by reducing our cost structure and adjusting our marine capacity.
Current global economic conditions should not lead us to underestimate underlying oil and gas fundamentals, which support the worldwide longer term need to increase reserve replacement rates and the efficiency of reservoir management. In 2009, while addressing carefully the short term uncertainties, we will preserve the ability to develop long term opportunities through technology leadership, the quality of our products and services and the value of the expertise of our personnel.
Our top priorities are the following:
▪	A rigorous discipline in managing cost, operational capacity and capital spending:
-	We are implementing cost reduction programs across all activities of the company and have streamlined the organization in Services,

-	In Sercel, manufacturing costs are being adjusted,

-	In Services, we will focus our Land activity on long term contracts and select markets. In Marine, should the market weaken, the policy of the company would be to decommission older vessels as soon as they complete their programs.

-	Our most recent and advanced data library with leading positions, particularly our wide-azimuth in the Gulf of Mexico, will provide resilient revenue generation and

-	In general, the reduction of capital spending will support continued strong Net Free Cash Flow.

▪	Strengthen technology leadership:
-	Increase focus on technology with a sustained level of Research and Development.

-	Further technology leadership in Sercel with continued innovations such as Nautilus, for streamer control and acoustic positioning and Optoplan, for reservoir monitoring.

-	Leverage the growing technology differentiation in Services with our Marine high-end position further strengthened by Wavefield and our expertise in wide-azimuth, ultra high resolution capabilities in Land and advanced depth imaging.
We enter the year with a solid balance sheet, low financial leverage, long term debt maturity and a flexible and well balanced portfolio of high-end seismic capabilities.”

Fourth Quarter 2008 Financial Results
Group Revenue was $1.041 million (€767 million), compared to $876 million (€604 million). The 19% growth in $ was mainly driven by strong Sercel sales and a good level of performance in marine activities.
Group EBITDAs was $417 million (€307 million) up 11% in $ and up 19% in € compared to $374 million (€258 million) last year. EBITDA margin was 40% this quarter.
▪	Sercel EBITDAs was $118 million (€94 million), a 35% margin, compared to $92 million (€63 million) a year ago.

▪	Services EBITDAs was $309 million (€230 million), a 44% margin, compared to $299 million (€206 million) a year ago.
Group Operating Income was $199 million (€148 million), up 6% in $ and up 14% in €, with a 19% operating margin, compared to $189 million (€130 million) and a 22% margin last year.
▪	During the quarter a nonrecurring charge of $34 million (€23 million) was taken as we wrote down our 15% equity stake in OHM to 0.5M$.

▪	Sercel Operating Income was $110 million (€87 million), a 33% margin, compared to $85 million (€58 million) and a 33% margin a year ago.

▪	Services Operating Income, including Argas, was $138 million (€102 million), a 20% margin, compared to $127 million (€88 million) and a 20% margin a year ago.
Group Net Income was $164 million (€119 million), up 77% in $ and up 69% in € compared to $97 million (€67 million) last year, resulting in earnings of $1.19 per ADS and €0.86 per ordinary share.
▪	Taxes (not including deferred taxes on currency fluctuation) were positive at $22 million (€11 million), as a nonrecurring favorable French tax credit was generated from the legal reorganization of Services, was recorded during the quarter.

▪	Cost of Financial Debt was $32 million (€24 million) down 9%.

▪	Other Financial Items included a $22 million (€14 million) charge corresponding to strong unfavorable currency exchange rate fluctuations over the quarter.
Net Cash provided by operations grew to $471 million (€357 million).
Industrial Capex was $51 million (€39 million) while Multi-client Capex decreased as planned to $74 million (€60 million). Multi-client Prefunding for the quarter reached the very high level of 157%.
The Net Book Value of the multi-client library decreased compared to last quarter and closed at $745 million (€536 million), split between $579 million (€416 million) for the marine library (including the $20 million Wavefield library), and $166 million (€120 million) for the land library.
Net free cash flow after capital spending, financial charges and before acquisitions was $293 million (€222 million).

Fourth Quarter 2008 Business Review
Sercel
Total Revenue for Sercel was $333 million (€260 million) up 30% in $ and 48% in €. Internal sales accounted for 3% of total sales. Throughout the year, increasing demand for high resolution, high productivity seismic, particularly in land, drove Sercel revenue sharply up.
Services
Revenue for Services was $696 million (€516 million), up 9% in $ and up 17% in €. This growth was mainly driven by an increase in marine contract, high utilization rates and continued strong interest in our unique wide-azimuth surveys in the Gulf of Mexico.
▪	Marine contract revenue reached $283 million (€209 million) up 43% in $ and up 53% in €. We operated 80% of our high-end 3D fleet on contract, mainly in Asia Pacific and in the North Sea. Availability rate was 91% and production rate was 89%.

▪	Land contract revenue was $123 million (€92 million) up 7% in $ and 17% in €. We operated 20 crews, equally split between eastern and western hemispheres.

▪	Processing & imaging revenue was $106 million (€78 million) up 15% in $ and 23% in €, driven by strong interest in our advanced depth imaging technologies such as CBM and RTM.

▪	Multi-client revenue was $184 million (€137 million) down 22% in $ and down 16% in €. The amortization rate for multi-client sales averaged 55%: 54% in marine and 61% in land.
Multi-client marine revenue was $156 million (€115 million) down 17% in $ and down 12% in €. Marine multi-client Capex eased as planned to $67 million with 2 vessels shooting in our core areas in the Gulf of Mexico and Brazil. Prefunding revenue for marine multi-client was strong at $109 million (€80 million), with a prefunding rate of 160% driven by sales of our leading wide-azimuth programs in the Gulf of Mexico. After-sales revenue was low, especially in the Gulf of Mexico, at $47 million (€35 million).
Multi-client land revenue was $28 million (€22 million) down 42% in $ and 35% in € while Capex eased as planned to $7 million. Prefunding revenue was $8 million (€7 million) with a prefunding rate of 110%. After-sales revenue was $20 million (€15 million).

Year 2008 Financial Results
Group Revenue was $3.850 billion (€2.602 billion), compared to $3.251 billion (€2.374 billion). The 18% growth in $ was driven mainly by Sercel, marine performance, and multi-client sales.
Group EBITDAs was $1.566 billion (€1.059 billion) compared to $1.365 billion (€997 million), EBITDAs margin was 41%.
▪	Sercel EBITDAs was $423 million (€293 million), with a 35% margin, compared to $391 million (€286 million) and a 36% margin last year.

▪	Services EBITDAs was $1.230 billion (€831 million), a 45% margin compared to $1.074 billion (€784 million) and a 46% margin last year.
Group Operating Income was $800 million (€541 million), up 19% in $ and up 11% in €, with a 21% operating margin, compared to $670 million (€489 million) and a 20% margin last year.
▪	Sercel Operating Income was $386 million (€268 million), a 32% operating margin, compared to $364 million (€266 million) and a 34% margin a year ago.

▪	Services Operating Income, including Argas, was $531 million (€359 million), a 20% operating margin, compared to $424 million (€309 million) and a 18% margin a year ago.
Group Net Income rose to $503 million (€340 million), compared to $342 million (€250 million) last year, up respectively 47% in $ and 36% in €, resulting in an EPS of €2.41 per ordinary share and $3.57 per ADS.
▪	The Effective Tax Rate (not including deferred tax on currency translation) was 22% or 28% when excluding the 2007 French tax credit generated from the Services legal reorganization that occurred during the fourth quarter.

▪	Financial Charges were $124 million (€84 million).
Net Cash generated by operations increased 48% to $1.310 billion (€886 million).
Industrial Capex was $239 million (€162 million) while Multi-client Capex was $508 million (€343 million). Prefunding Rate was 93% and the Amortization Rate was 52%.
Cash and Balance Sheet at the end of December 2008
Wavefield was consolidated as of December 31. Post Wavefield,
▪	Group Gross Debt was $2.152 billion (€1.546 billion)

▪	Group Net Debt was $1.432 billion (€1.029 billion)

▪	Net Debt to Equity Ratio was 35%.
Gross Debt of $2.152 billion is mainly composed of:
▪	$830M Term Loan B: Senior secured facility, Libor + 2%: maturity 2014

▪	$530M 7 1/2% Senior Notes: maturity 2015

▪	$400M 7 3/4% Senior Notes: maturity 2017

▪	$176M Capital leases

▪	$75M Short-Term Credit Line and accrued interests

2008 Business Review
Sercel
Total revenue for Sercel was $1.209 billion (€832 million) up 12% in $ and 6% in €. External sales were $1.110 billion (€765 million) up 19% in $. Internal sales accounted for 8% of total sales. Throughout the year, increasing demand for high resolution high productivity seismic, particularly in land, and increasing demand for the industry preferred Sentinel® solid streamers drove revenue.
Services
Revenue for Services was $2.718 billion (€1.837 billion), up 17% in $ and up 8% in €. This growth was mainly supported by a strong increase in marine contract combined with high utilization rates and continued interest in our unique wide-azimuth data library in the Gulf of Mexico, as well as a growing preference for our high-end land acquisition and imaging services.
▪	Marine contract revenue reached $1.055 billion (€713 million) up 45% in $ and up 34% in €. Over the full year, the fleet availability rate was 92% and the production rate was 88%.

In 2008, 66% of the high-end 3D fleet operated on exclusive contracts.

▪	Land contract revenue was $518 million (€350 million) up 16% in $ and up 7% in €. In 2008, CGGVeritas continued to focus on key areas where its local excellence is widely acknowledged and had an average of 22 crews, operating worldwide, including Argas crews in Saudi Arabia. In response to market demand for advanced high resolution high productivity acquisition, our international R&D teams continued to develop HPVATM and V1TM wide-azimuth technologies which are continuing to gain industry interest.

▪	Processing & imaging revenue was $399 million (€270 million) up 11% in $ and up 3% in € based on a growing preference for our high-end depth imaging technologies, such as CBM and RTM, leading to increased direct awards and the renewal of dedicated centers. At end of December we operated 40 centers worldwide, of which 12 were dedicated to clients.

▪	Multi-client revenue was $745 million (€504 million) down 8% in $ and 14% in €. The amortization rate for multi-client sales averaged 52%: 50% in marine and 58% in land.
Multi-client marine revenue was $591 million (€400 million) down 5% in $ and 12% in €. Marine multi-client Capex was $426 million (€288 million) as 4 vessels were active in the GoM, Brazil and the North Sea in our core areas. Prefunding for marine multi-client was $410 million (€277 million) with a prefunding rate of 96% driven by sales of our leading Wide Azimuth programs. After-sales revenue was $182 million (€123 million). In 2008, we continued to develop our wide-azimuth position in the Gulf of Mexico and completed the acquisition of the Garden Banks wide-azimuth surveys ahead of schedule. Our 3rd survey (Green Canyon) was started in December 2008 and is scheduled to be finished in March 2009. At this time, coverage stands at 1452 OCS blocks, equivalent to 33,000 km2. The first final product, with advanced imaging, of the Walker Ridge survey was delivered in December 2008, well ahead of the March 2009 lease sale.
Multi-client land revenue was $154 million (€104 million) down 16% in $ and 22% in € while our Capex eased as planned to $82 million (€55 million). Prefunding revenue was $61 million (€41 million) with a prefunding rate of 74%. After-sales revenue was $93 million (€63 million).

Comparison with 2007

	Fourth Quarter		Fourth Quarter
	(in million euros)		(in million dollars)
Consolidated Statement of Income	2008	2007	2008	2007
Exchange rate euro/dollar	1.326	1.451	1.326	1.451
Operating revenue	766.8	603.6	1040.7	876.0
Sercel	259.4	175.7	332.7	257.8
Services	516.2	442.2	696.2	640.5
Elimination	-8.8	-14.3	11.8	-22.3
Gross profit	278.5	196.1	381.2	248.2
Operating income	148.2	130.4	199.3	188.6
Sercel	87.4	57.5	109.8	84.6
Services	98.6	86.3	132.8	124.3
Corporate and Elimination	-37.8	-13.4	-43.3	-20.3
Cost of financial debt	-23.9	-24.0	-32.2	-35.3
Income tax[2]	11.3	-39.7	22.4	-57.1
Deferred tax on currency translation	-3.1	1.5	-4.4	2.4
Income from equity investments	0.6	1.8	0.7	2.5
Net income	118.7	67.3	164.3	97.3
Earnings per share (€) / per ADS ($)	0.86	0.48	1.19	0.71
EBITDAs	307.4	258.0	416.5	374.0
Sercel	94.0	62.5	118.1	91.9
Services	229.6	206.4	309.0	298.8
Industrial Capex	38.5	43.1	50.7	64.3
Multi-client Capex	60.0	93.0	74.3	135.1

	Full Year		Full Year
	(in million euros)		(in million dollars)
Consolidated Statement of Income	2008	2007	2008	2007
Exchange rate euro/dollar	1.479	1.369	1.479	1.369
Operating revenue	2602.5	2374.1	3849.8	3250.7
Sercel	832.1	788.5	1209.1	1079.5
Services	1837.9	1695.2	2718.6	2320.2
Elimination	-67.4	-109.6	-77.9	-149.0
Gross profit	881.7	753.0	1304.1	1031.0
Operating income	540.6	489.1	799.6	669.6
Sercel	268.1	266.2	386.4	364.4
Services	353.0	304.9	522.2	417.5
Corporate and Elimination	-80.5	-82.0	-109.0	-112.3
Cost of financial debt	-83.8	-109.1	-123.9	-149.4
Income tax	-100.5	-140.4	-148.7	-192.2
Deferred tax on currency translation	-7.8	11.0	-11.5	15.0
Income from equity investments	3.0	4.2	4.4	5.9
Net income	340.0	249.6	502.8	341.8
Earnings per share (€) / per ADS ($)	2.41	1.82	3.57	2.50
EBITDAs	1058.6	997.3	1565.9	1365.5
Sercel	293.0	286.0	422.6	391.5
Services	831.3	784.1	1229.7	1073.6
Industrial Capex	161.7	230.5	239.2	315.6
Multi-client Capex	343.4	371.4	508.0	508.5
Net debt / Equity gearing ratio	35%	46%	35%	46%

[2]	These figures include the impact of the adjustments from the average currency exchange rates between the first nine months and the full year.

Other information
The press release and presentation are available on our website at www.cggveritas.com today February 26th, 2009.
Robert Brunck, Chairman and CEO, will comment on the results during a public presentation today, February 26 at 8:30 am — at Maison du Barreau — 2 & 4 rue de Harlay — Paris 75001
The English language conference call is scheduled today, February 26th for 2:00 PM (Paris) — 1:00 PM (London) — 7:00 AM (US CT) — 8:00 AM (US ET).

-	US call-in	+1 888 241-0558
-	International call-in	+1 647 427-3417
-	Replay	+1 402 220-1449 or +1 800 677-6425
code 82553074
To take part in the conference call, simply dial five to ten minutes prior to the scheduled start time in order to register and to check that your connection is working properly. You will be asked for the name of the conference: “CGGVeritas 2008 Q4 results”.
CGGVeritas will also provide a streaming audio webcast of the conference call accessible for two weeks following the conference call on our website.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

CGGVeritas
CONSOLIDATED FINANCIAL
STATEMENTS

CONSOLIDATED BALANCE SHEETS

	December 31, 2008
		in millions
	in millions	of dollars
	of euros	(1)
ASSETS
Cash and cash equivalents	516.9	719.4
Trade accounts and notes receivable, net	712.3	991.4
Inventories and work-in-progress, net	287.9	400.7
Income tax assets	102.2	142.2
Other current assets, net	101.5	141.1
Assets held for sale	7.6	10.6

Total current assets	1,728.4	2,405.4

Deferred tax assets	109.2	151.9
Investments and other financial assets, net	26.2	36.4
Investments in companies under equity method	72.9	101.5
Property, plant and equipment, net	822.4	1,144.5
Intangible assets, net	820.0	1,141.2
Goodwill, net	2,055.1	2,860.1

Total non-current assets	3,905.8	5,435.6

TOTAL ASSETS	5,634.2	7,841.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	8.2	11.4
Current portion of financial debt	241.5	336.1
Trade accounts and notes payables	286.2	398.3
Accrued payroll costs	144.3	200.8
Income taxes payable	85.5	119.0
Advance billings to customers	43.5	60.5
Provisions — current portion	20.7	28.8
Other current liabilities	173.3	241.2

Total current liabilities	1,003.2	1,396.1

Deferred tax liabilities	223.8	311.5
Provisions — non-current portion	82.4	114.6
Financial debt	1,296.3	1,804.0
Other non-current liabilities	29.9	41.6

Total non-current liabilities	1,632.4	2,271.7

Common stock: 276,413,038 shares authorized and 150,617,709 shares with a €0.40 nominal value issued and outstanding at December 31, 2008	60.2	83.8
Additional paid-in capital	1,964.7	2,734.2
Retained earnings	799.4	1,112.6
Treasury shares	(18.1)	(25.1)
Net loss for the period — Attributable to the Group	332.8	463.1
Income and expense recognized directly in equity	(2.5)	(3.5)
Cumulative translation adjustment	(176.4)	(245.5)
Total shareholders’ equity	2,960.1	4,119.6
Minority interests	38.5	53.6

Total shareholders’ equity and minority interests	2,998.6	4,173.2

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,634.2	7,841.0

(1)	Dollar amounts represent euro amounts converted at the exchange rate of US$1.3917 per € on the balance sheet date.

CONSOLIDATED STATEMENTS OF OPERATIONS

	December 31, 2008
	in millions of	in millions of
	euros	dollars (1)
Operating revenues	2,602.5	3,849.8
Other income from ordinary activities	1.7	2.4
Total income from ordinary activities	2,604.2	3,852.2
Cost of operations	(1,722.5)	(2,548.1)

Gross profit	881.7	1,304.1

Research and development expenses — net	(43.8)	(64.8)
Selling, general and administrative expenses	(256.1)	(378.9)
Other revenues (expenses) — net	(36.4)	(53.7)

Operating income before reduction of goodwill	545.4	806.7

Reduction of goodwill	(4.8)	(7.1)

Operating income	540.6	799.6

Expenses related to financial debt	(93.0)	(137.5)
Income provided by cash and cash equivalents	9.2	13.6
Cost of financial debt, net	(83.8)	(123.9)
Other financial income (loss)	(11.5)	(17.0)
Income (loss) of consolidated companies before income taxes	445.3	658.7
Deferred taxes on currency translation	(7.8)	(11.6)
Other income taxes	(100.5)	(148.7)

Income taxes	(108.3)	(160.3)

Net income (loss) from consolidated companies	337.0	498.4

Equity in income of affiliates	3.0	4.4

Net income (loss)	340.0	502.8

Attributable to:
Shareholders	332.8	492.2
Minority interests	7.2	10.6

Weighted average number of shares outstanding	137,910,388	137,910,388
Dilutive potential shares from stock-options	579,432	579,432
Dilutive potential shares from free share plan	575,063	575,063
Dilutive weighted average number of shares outstanding adjusted when dilutive	139,064,883	139,064,883

Earning per share
— Basic	2.41	3.57
— Diluted	2.39	3.54

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of U.S.$1.4793 per €.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter ended December 31,
	2008
	in millions of	in millions of
	euros	dollars (1)
Operating revenues	766.8	1,040.7
Other income from ordinary activities	0.9	1.3
Total income from ordinary activities	767.7	1,042.0
Cost of operations	(489.2)	(660.8)

Gross profit	278.5	381.2

Research and development expenses — net	(8.3)	(10.5)
Selling, general and administrative expenses	(73.6)	(99.6)
Other revenues (expenses) — net (2)	(45.6)	(67.7)

Operating income before reduction of goodwill	151.0	203.4

Reduction of goodwill	(2.8)	(4.1)

Operating income	148.2	199.3

Expenses related to financial debt	(25.9)	(34.8)
Income provided by cash and cash equivalents	2.0	2.6
Cost of financial debt, net	(23.9)	(32.2)
Other financial income (loss)	(14.4)	(21.5)
Income (loss) of consolidated companies before income taxes	109.9	145.6
Deferred taxes on currency translation	(3.1)	(4.4)
Other income taxes	11.3	22.4

Income taxes	8.2	18.0

Net income (loss) from consolidated companies	118.1	163.6

Equity in income of affiliates	0.6	0.7

Net income (loss)	118.7	164.3

Attributable to:
Shareholders	119.3	165.5
Minority interests	(0.6)	(1.2)

Weighted average number of shares outstanding	139,146,138	139,146,138
Dilutive potential shares from stock-options	341,770	341,770
Dilutive potential shares from free share plan	575,063	575,063
Dilutive weighted average number of shares outstanding adjusted when dilutive	140,062,971	140,062,971

Earning per share
— Basic	0.86	1.19
— Diluted	0.85	1.18

(1)	Corresponding to the twelve months ended December 31 in US dollars less the nine months ended September 30 in US dollars.

(2)	The line item “Other revenues (expenses) — net” for the quarter includes primarily the impairment loss related to our investment in OHM for €22.6 million, $33.4 million.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2008
	in	in
	millions	millions
	of euros	of dollars
OPERATING
Net income (loss)	340.0	502.8
Depreciation and amortization	233.5	345.4
Multi-client surveys amortization	260.8	385.8
Variance on provisions	2.8	4.1
Cancellation of stock based compensation expenses	23.8	35.2
Cancellation of net gain (loss) on disposal of fixed assets	2.0	3.1
Share in profits of affiliates	(3.0)	(4.4)
Dividends received from affiliates	1.4	2.1
Other non-cash items	4.4	6.5
Net cash including net cost of financial debt and income tax	865.7	1,280.6
Less net cost of financial debt	83.8	123.8
Less income tax expense	108.3	160.3
Net cash excluding net cost of financial debt and income tax	1,057.8	1,564.7
Income tax paid	(137.5)	(203.4)
Net cash before changes in working capital	920.3	1,361.3
— change in trade accounts and notes receivables	(39.7)	(58.7)
— change in inventories and work-in-progress	(26.6)	(39.3)
— change in other current assets	9.7	14.5
— change in trade accounts and notes payable	(17.5)	(25.9)
— change in other current liabilities	30.8	45.6
Impact of changes in exchange rate on financial items	8.6	12.7

Net cash provided by operating activities	885.6	1,310.2

INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(155.4)	(229.9)
Investments in multi-client surveys	(343.4)	(508.0)
Proceeds from disposals of tangible & intangible assets	1.5	2.2
Total net proceeds from financial assets	8.8	13.0
Acquisition of investments, net of cash & cash equivalents acquired	(6.0)	(8.9)
Variation in loans granted	(7.6)	(11.2)
Variation in subsidies for capital expenditures	(0.1)	(0.2)
Variation in other non-current financial assets	(1.3)	(1.9)
Net cash from investing activities	(503.5)	(744.9)

FINANCING
Repayment of long-term debt	(64.7)	(95.7)
Total issuance of long-term debt	39.2	58.0
Lease repayments	(7.2)	(10.7)
Change in short-term loans	(9.7)	(14.3)
Financial expenses paid	(82.9)	(122.6)
Net proceeds from capital increase:
— from shareholders	1.9	2.8
— from minority interest of integrated companies	—	—
Dividends paid and share capital reimbursements:
— to shareholders	—	—
— to minority interest of integrated companies	(1.4)	(2.1)
Acquisition/disposal from treasury shares	(14.1)	(20.9)

Net cash provided by financing activities	(138.9)	(205.5)

Effect of exchange rates on cash	19.4	(14.8)

Net increase (decrease) in cash and cash equivalents	262.6	345.0
Cash and cash equivalents at beginning of year	254.3	374.4

Cash and cash equivalents at end of period	516.9	719.4

ANALYSIS BY OPERATING SEGMENT

	Geophysical	Geophysical	Eliminations and		Consolidated
December 31, 2008 (in millions of euros)	services	equipment	Adjustments		Total
Revenues from unaffiliated customers	1,837.3	765.2	—		2,602.5
Inter-segment revenues	0.6	66.9	(67.5)		—

Operating revenues	1,837.9	832.1	(67.5)		2,602.5
Other income from ordinary activities	—	1.7	—		1.7

Total income from ordinary activities	1,837.9	833.8	(67.5)		2,604.2

Operating income (loss)	353.0	268.1	(80.5	) (a)	540.6

Equity income (loss) of investees	6.0	(3.0)	—		3.0
Capital expenditures	504.2	26.3	(25.3)		505.2
Depreciation and amortization	(467.7)	(22.5)	(4.1)		(494.3)
Identifiable assets	4,561.1	767.1	(289.0)		5,039.2

Unallocated and corporate assets					595.0

Total assets					5,634.2

of which equity method companies					72.9

Identifiable liabilities	1,170.7	254.9	(154.0)		1,271.6

Unallocated and corporate liabilities					1,364.0

Total liabilities					2,635.6

	Geophysical	Geophysical	Eliminations and	Consolidated
December 31, 2008 (in millions of dollars)	services	equipment	Adjustments(1)	Total
Revenues from unaffiliated customers	2,717.8	1,110.3	21.7	3,849.8
Inter-segment revenues	0.8	98.8	(99.6)	—

Operating revenues	2,718.6	1,209.1	(77.9)	3,849.8
Other income from ordinary activities	—	2.1	0.3	2.4

Total income from ordinary activities	1,837.9	833.8	(67.5)	3,852.3

Operating income (loss)	522.2	386.4	(109.0)	799.6

Equity income (loss) of investees	8.8	(3.8)	(0.6)	4.4
Capital expenditures	745.9	38.9	(37.4)	747.4
Depreciation and amortization	(691.9)	(32.6)	(7.6)	(731.2)
Identifiable assets	6,347.7	1,067.6	(402.3)	7,013.0

Unallocated and corporate assets				828.0

Total assets				7,841.0

of which equity method companies				101.5

Identifiable liabilities	1,629.3	353.5	(213.1)	1,769.7

Unallocated and corporate liabilities				1,898.1

Total liabilities				3,667.8

(1)	The dollar amounts for the equipment segment reflect the management reporting figures. The exhange differences between internal reporting in US dollars and consolidated financial statements translated into US dollars are reported into this column.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: February 26th, 2009

By /s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development & training, Communication and Audit